Mail Stop 6010

October 22, 2008

Thomas Striepe
Chief Executive Officer
Sangui Biotech International, Inc.
Alfred Herrhausen Street 44
Witten, Germany 58455

> **Re: Sangui Biotech International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 5, 2008**
> **File No. 0-29233**

Dear Mr. Striepe:

We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Chachas Law Group P.C.,
        Attn: J. Anthony Rolfe
        2445 Fifth Avenue, Suite 440
        San Diego, CA 92101